As filed with the Securities and Exchange Commission on November 7, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Anworth Mortgage Asset Corporation

(Exact Name of Registrant as Specified in Its Charter)

Maryland	52-2059785
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1299 Ocean Avenue, #250

Santa Monica, California 90401

(310) 255-4493

(Address of Principal Office and Zip Code)

2004 Equity Compensation Plan

(Full title of the plan)

Lloyd McAdams

Chairman, Chief Executive Officer and President

Anworth Mortgage Asset Corporation

1299 Ocean Avenue, #250

Santa Monica, California 90401

(Name and address of agent for service)

(310) 255-4493

(Telephone number, including area code, of agent for service)

Copies to:

Mark J. Kelson

Manatt, Phelps & Phillips, LLP

11355 West Olympic Boulevard

Los Angeles, California 90064

(310) 312-4000

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock, $0.01 par value per share	3,500,000 shares	$7.98	$27,930,000	$3,287

(1)	An indeterminate number of additional shares of common stock shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions and in such an event the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416 under the Securities Act of 1933, as amended, or the Securities Act.
(2)	Estimated pursuant to Rule 457(c) solely for purposes of calculating amount of registration fee, based upon the average of the high and low prices reported on November 1, 2005, as reported on the New York Stock Exchange. Pursuant to Rule 429 of the General Rules and Regulations under the Securities Act of 1933, as amended, the prospectus related to this registration statement will be used in connection with the offer and sale of the Common Stock previously registered under the Registration Statements on Form S-8 filed with the Securities and Exchange Commission on September 28, 2001 (File No. 333-70478), July 17, 2002 (File No. 333-96563) and April 1, 2003 (File No. 333-104227).

EXPLANATORY NOTE

We prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act to register an aggregate of 3,500,000 shares of our common stock, which may be issued pursuant to our 2004 Equity Compensation Plan, or the 2004 Plan. The 2004 Plan replaces the 1997 Stock Option and Awards Plan, or the 1997 Plan. No further grants will be made under the 1997 Plan.

Under the 2004 Plan, a total number of 1,908,196 shares of our common stock will become available for issuance over the life of the 2004 Plan. In addition, any shares available for grant under the 1997 Plan not subject to outstanding awards are available for issuance under the 2004 Plan. Accordingly, 1,591,804 shares registered on Registration Statements on Form S-8 filed by us with the Securities and Exchange Commission, or the SEC, on September 28, 2001 (File No. 333-70478), July 17, 2002 (File No. 333-96563) and April 1, 2003 (File No. 333-104227) are being carried forward from the 1997 Plan. Thus, the total number of shares available for grant under the 2004 Plan is 3,500,000 shares.

This Registration Statement constitutes a “reoffer” prospectus prepared in accordance with Instruction C of the General Instructions to Form S-8 and Part I to Form S-3. This prospectus may be utilized by certain participants under the 2004 Plan and the 1997 Plan to cover reoffers and resales of the shares of common stock received as grants under, or as a result of the exercise of stock options granted under, the 2004 Plan or the 1997 Plan. This Registration Statement also contains the information required pursuant to Part II of Form S-8.

The document(s) containing the information specified in Part I of Form S-8 (plan information and registrant information) will be sent or given to plan participants as specified by Rule 428(b)(1) under the Securities Act. In accordance with Rule 428 under the Securities Act and the “Note” to Part I of Form S-8, these documents are not being filed with the SEC either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PROSPECTUS

1,526,438 Shares of Common Stock

This prospectus relates to the reoffer and resale from time to time, by certain of our stockholders identified herein under the heading “Selling Stockholders,” of up to 1,526,438 shares of our common stock issuable upon the exercise of outstanding options, rights or awards granted to such selling stockholders pursuant to the 1997 Stock Option and Awards Plan, or the 1997 Plan, and the 2004 Equity Compensation Plan, or the 2004 Plan. This prospectus also relates to the reoffer and resale from time to time, by our stockholders to be identified in one or more supplements to this prospectus, of shares issuable upon the exercise of options, rights or awards granted to such stockholders pursuant to the 2004 Plan. See “Selling Stockholders.”

The selling stockholders identified in this prospectus may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the shares covered by this prospectus.

Our common stock is listed on the New York Stock Exchange under the trading symbol “ANH.” On November 4, 2005, the last reported closing price of our common stock was $8.00 per share on the New York Stock Exchange.

The common stock offered pursuant to this prospectus involves a high degree of risk. For more information, please see the section of this prospectus titled “ Risk Factors,” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 7, 2005

Unless the context otherwise requires or otherwise specifies, references in this prospectus to “Anworth,” “we,” “our,” and “us” refer to Anworth Mortgage Asset Corporation and our subsidiaries, unless otherwise indicated.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in, or incorporated by reference in, this prospectus is accurate only as of the date of this prospectus, or the date of the document in which it appears, regardless of the time of delivery of this prospectus or of any sale of common stock.

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PROSPECTUS SUMMARY

Anworth Mortgage Asset Corporation

We invest primarily in mortgage-related assets including mortgage pass-through certificates, collateralized mortgage obligations, mortgage loans and other securities representing interests in, or obligations backed by, pools of mortgage loans which can be readily financed. Our principal business objective is to generate net income for distribution to stockholders based upon the spread between the interest income on our mortgage-backed securities and mortgage loans and the costs of borrowing to finance our acquisition of mortgage-backed securities and mortgage loans.

We are organized for tax purposes as a real estate investment trust, or REIT. Accordingly, we generally distribute substantially all of our earnings to stockholders without paying federal or state income tax at the corporate level on the distributed earnings. As of June 30, 2005, our qualified REIT assets (real estate assets, as defined in the tax code, cash and cash items and government securities) were greater than 90% of our total assets, as compared to the tax code requirement that at least 75% of our total assets must be qualified REIT assets. Greater than 99% of our 2004 revenue qualifies for both the 75% source of income test and the 95% source of income test under the REIT rules. We believe we met all REIT requirements regarding the ownership of our common stock and the distributions of our net income. Therefore, we believe that we continue to qualify as a REIT under the provisions of the tax code.

On November 3, 2003, we formed our wholly-owned subsidiary, Belvedere Trust Mortgage Corporation, or Belvedere Trust, to acquire, own and securitize mortgage loans, with a focus on the high credit-quality jumbo adjustable-rate and hybrid first-lien mortgage markets. Belvedere Trust acquires mortgage loans and other mortgage-related assets, securitizes a substantial amount of those mortgage loans and then retains a portion of those mortgage-backed securities, while selling the balance to third parties in the secondary market. The mortgage-backed securities that are retained (classified on our consolidated balance sheets as “Residential real estate loans”) are purchased by a qualified REIT subsidiary to maximize tax efficiency on the interest income on those securities. Belvedere Trust was formed as a qualified REIT subsidiary, but it structures securitizations through taxable REIT subsidiaries (which generally are taxed as C corporations subject to full corporate taxation), which in turn establish special purpose entities, or SPE, that issue securities through real estate mortgage investment conduit, or REMIC, trusts. Since its formation, Belvedere Trust has become an increasingly important part of our overall operations and, as of June 30, 2005, Belvedere Trust’s assets comprised 40% of our overall assets. Through June 30, 2005, we had made an investment of $100 million in Belvedere Trust to capitalize its mortgage operations.

We acquire residential mortgage loans from third party originators, including banks and other mortgage lenders, through our Belvedere Trust subsidiary. During the year ended December 31, 2004, Belvedere Trust transferred approximately $2.4 billion of residential mortgage loans in six separate transactions to securitization trusts pursuant to pooling and third party servicing agreements. Five of the six securitization transactions in 2004 totaling approximately $2.1 billion utilized non-qualified SPEs requiring consolidation, which effectively resulted in the transactions being accounted for as financings. One securitization transaction in the first quarter of 2004 of approximately $253 million was accounted for as a sale. During the second quarter ended June 30, 2005, Belvedere Trust transferred approximately $0.4 billion of residential mortgage loans to a securitization trust pursuant to a pooling and third party service agreement. During the first quarter ended March 31, 2005, Belvedere Trust transferred approximately $0.9 billion of residential mortgage loans to a securitization trust pursuant to a pooling and third party service agreement. These transactions utilized non-qualified SPEs requiring consolidation, which effectively resulted in these transactions being accounted for as financings. The residential real estate loans remain as assets on our consolidated balance sheets subsequent to securitization, and the financing resulting from these securitizations is shown on our consolidated balance sheets as “Mortgage-backed securities issued.” The servicing of the mortgage loans is performed by third parties under servicing arrangements that resulted in no servicing asset or liability. Since its formation, Belvedere Trust has securitized approximately $3.8 billion of mortgage loans.

Belvedere Trust is externally managed by BT Management Company, L.L.C., or BT Management, a Delaware limited liability company that is owned 50% by Anworth and 50% by the executive officers of Belvedere Trust. BT Management manages Belvedere Trust through a management agreement with Belvedere Trust pursuant to which BT Management manages the day-to-day operations of Belvedere Trust in exchange for an annual base management fee and a quarterly incentive fee.

On May 17, 2005, Belvedere Trust filed a registration statement with the Securities and Exchange Commission, or the SEC, for the purpose of registering $100 million of its common stock in connection with a contemplated initial public offering. We do not intend to sell any of our shares of Belvedere Trust’s common stock in the initial public offering.

At June 30, 2005, we had total assets of $8.0 billion. Our portfolio consisted of $4.76 billion of agency mortgage-backed securities allocated as follows: 34% agency adjustable-rate mortgage-backed securities, 62% agency hybrid adjustable-rate mortgage-backed securities, 3% agency fixed-rate mortgage-backed securities and less than 1% agency floating-rate CMOs. Our non-agency mortgage-backed securities held at June 30, 2005 were approximately $71 million. Mortgage loans held for securitization at June 30, 2005 were $34 million and securitized mortgage loans were $3.09 billion. As of June 30, 2005, Belvedere Trust’s assets comprised 40% of our overall assets, or approximately $3.2 billion in mortgage-related assets. Our total equity at June 30, 2005 was $545 million. Common stockholders’ equity was approximately $498 million, or $10.37 per share. For the three months ended June 30, 2005, we reported net income of $8.9 million. Our net income available to common stockholders was $7.8 million, or $0.16 per diluted share.

We were incorporated in Maryland on October 20, 1997 and commenced our operations on March 17, 1998. Our principal executive offices are located at 1299 Ocean Avenue, Suite 250, Santa Monica, California, 90401. Our telephone number is (310) 255-4493 and our fax number is (310) 434-0070. Our website address is www.anworth.com. We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports available free of charge on our website as soon as reasonably practicable after we file these reports with the Securities and Exchange Commission. The information on our website or on any website referring to us is not part of this prospectus.

The Offering

This prospectus relates to the reoffer and resale from time to time by certain of our stockholders identified herein under the heading “Selling Stockholders” of up to 1,526,438 shares of our common stock issuable upon the exercise of outstanding options, rights or awards granted to such selling stockholders pursuant to the 2004 Plan. This prospectus also relates to the reoffer and resale from time to time, by our stockholders to be identified in one or more supplements to this prospectus, of shares issuable upon the exercise of options, rights or awards granted to such stockholders pursuant to the 2004 Plan.

Our common stock may be offered and resold from time to time by the selling stockholders identified in this prospectus. It is anticipated that the selling stockholders will offer shares for sale at prevailing prices on the New York Stock Exchange on the date of sale. We will not receive any proceeds from the sales of common stock by the selling stockholders under this prospectus. The selling stockholders will pay for the cost of all sales commissions and similar expenses. We will, however, pay for all of the costs associated with the filing of this registration statement.

RISK FACTORS

An investment in our stock involves a number of risks. If any of the risks discussed in this quarterly report actually occur, our business, financial condition and results of operations could be harmed. If this were to occur, the trading price of our securities could decline significantly and you may lose all or part of your investment. Prospective investors should consider carefully the risk factors set out below.

General Risks Related to Our Business

Our leveraging strategy increases the risks of our operations.

Relative to our investment grade agency mortgage-backed securities, we generally borrow between eight and twelve times the amount of our equity, although our borrowings may at times be above or below this amount. We incur this leverage by borrowing against a substantial portion of the market value of our mortgage-related assets. Use of leverage can enhance our investment returns. Leverage, however, also increases risks. In the following ways, the use of leverage increases our risk of loss and may reduce our net income by increasing the risks associated with other risk factors, including a decline in the market value of our mortgage-backed securities or a default of a mortgage-related asset:

•	The use of leverage increases our risk of loss resulting from various factors including rising interest rates, increased interest rate volatility, downturns in the economy and reductions in the availability of financing or deterioration in the conditions of any of our mortgage-related assets.

•	A majority of our borrowings are secured by our mortgage-related assets, generally under repurchase agreements. A decline in the market value of the mortgage-related assets used to secure these debt obligations could limit our ability to borrow or result in lenders requiring us to pledge additional collateral to secure our borrowings. In that situation, we could be required to sell mortgage-related assets under adverse market conditions in order to obtain the additional collateral required by the lender. If these sales are made at prices lower than the carrying value of the mortgage-backed securities, we would experience losses.

•	A default of a mortgage-related asset that constitutes collateral for a repurchase agreement or whole loan financing facility could also result in an involuntary liquidation of the mortgage-related asset. This would result in a loss to us of the difference between the value of the mortgage-related asset upon liquidation and the amount borrowed against the mortgage-related asset.

•	To the extent we are compelled to liquidate qualified REIT assets to repay debts, our compliance with the REIT rules regarding our assets and our sources of income could be affected, which could jeopardize our status as a REIT. Losing our REIT status would cause us to lose tax advantages applicable to REITs and may decrease our overall profitability and distributions to our stockholders.

Our officers devote a portion of their time to another company in capacities that could create conflicts of interest that may harm our investment opportunities; this lack of a full-time commitment could also harm our operating results.

Lloyd McAdams, Joseph E. McAdams, Thad M. Brown, Bistra Pashamova and other of our officers and employees are officers and employees of Pacific Income Advisers, Inc., or PIA, where they devote a portion of their time. These officers and employees are under no contractual obligations mandating minimum amounts of time to be devoted to our company. In addition, a trust controlled by Lloyd McAdams and Heather U. Baines is the principal stockholder of PIA.

These officers and employees are involved in investing both our assets and approximately $4.3 billion in mortgage-backed securities and other fixed income assets for institutional clients and individual investors through PIA. These multiple responsibilities and ownerships may create conflicts of interest if these officers and employees of our company are presented with opportunities that may benefit both us and the clients of PIA. These officers allocate investments among our portfolio and the clients of PIA by determining the entity or account for which the investment is most suitable. In making this determination, these officers consider the investment strategy and guidelines of each entity or account with respect to acquisition of assets, leverage, liquidity and other factors that our officers determine appropriate. These officers, however, have no obligation to make any specific investment opportunities available to us and the above mentioned conflicts of interest may result in decisions or allocations of securities that are not in our best interests.

Several of our officers and employees are also directors, officers and managers of BT Management, the company that manages the day-to-day operations of Belvedere Trust, our mortgage loan subsidiary, and Lloyd McAdams is also an owner and Chairman of Syndicated Capital, Inc., a registered broker-dealer. Our officers’ service to PIA, BT Management and Syndicated Capital, Inc. allow them to spend only part of their time and effort managing our company as they are required to devote a portion of their time and effort to the management of other companies and this may harm our overall management and operating results.

We may incur increased borrowing costs related to repurchase agreements and that would harm our profitability.

Currently, all of our borrowings are collateralized borrowings in the form of repurchase and whole loan financing agreements. If the interest rates on these agreements increase, that would harm our profitability.

Our borrowing costs under repurchase agreements generally correspond to short-term interest rates such as LIBOR or a short-term Treasury index, plus or minus a margin. The margins on these borrowings over or under short-term interest rates may vary depending upon:

•	the movement of interest rates;

•	the availability of financing in the market; and

•	the value and liquidity of our mortgage-related assets.

An increase in interest rates may harm our book value and cause a decrease in the demand for mortgage loans, which could harm the cash available for distribution to you.

Increases in interest rates may harm the market value of our mortgage-related assets. Our hybrid adjustable-rate mortgage-related assets (during the fixed-rate component of the mortgages underlying such assets) and our fixed-rate securities are generally more harmed by these increases. In accordance with accounting rules, we reduce our book value by the amount of any decrease in the market value of our mortgage-related assets. Losses on securities classified as available-for sale which are determined by management to be other than temporary in nature are reclassified from accumulated other comprehensive income to current operations.

Furthermore, rising interest rates generally reduce the demand for consumer credit, including mortgage loans. Interest rates have been at record low levels in recent years. The Mortgage Bankers Association of America has predicted that residential mortgage loan originations will decrease in 2005 and for a period thereafter, primarily due to an anticipated decrease in refinancings caused by rising interest rates. In a period of rising interest rates, we expect to acquire and securitize fewer loans which would harm parts of our business, revenues and results of operations, which could adversely affect the amount of cash available for distribution to you.

We depend on borrowings to purchase mortgage-related assets and reach our desired amount of leverage. If we fail to obtain or renew sufficient funding on favorable terms, we will be limited in our ability to acquire mortgage-related assets and our earnings and profitability would decline.

We depend on short-term borrowings to fund acquisitions of mortgage-related assets and reach our desired amount of leverage. Accordingly, our ability to achieve our investment and leverage objectives depends on our ability to borrow money in sufficient amounts and on favorable terms. In addition, we must be able to renew or replace our maturing short-term borrowings on a continuous basis. Moreover, we depend on a limited number of lenders to provide the primary credit facilities for our purchases of mortgage-related assets.

If we cannot renew or replace maturing borrowings, we may have to sell our mortgage-related assets under adverse market conditions and may incur permanent capital losses as a result. Any number of these factors in combination may cause difficulties for us, including a possible liquidation of a major portion of our portfolio at disadvantageous prices with consequent losses, which may render us insolvent.

Possible market developments could cause our lenders to require us to pledge additional assets as collateral. If our assets are insufficient to meet the collateral requirements, then we may be compelled to liquidate particular assets at an inopportune time.

Possible market developments, including a sharp rise in interest rates, a change in prepayment rates or increasing market concern about the value or liquidity of one or more types of mortgage-related assets in which our portfolio is concentrated, may reduce the market value of our portfolio, which may cause our lenders to require additional collateral. This requirement for additional collateral may compel us to liquidate our assets at a disadvantageous time, thus harming our operating results and net profitability.

Our use of repurchase agreements to borrow funds may give our lenders greater rights in the event that either we or a lender files for bankruptcy.

Our borrowings under repurchase agreements may qualify for special treatment under the bankruptcy code, giving our lenders the ability to avoid the automatic stay provisions of the bankruptcy code and to take possession of and liquidate our collateral under the repurchase agreements without delay in the event that we file for bankruptcy. Furthermore, the special treatment of repurchase agreements under the bankruptcy code may make it difficult for us to recover our pledged assets in the event that a lender files for bankruptcy. Thus, the use of repurchase agreements exposes our pledged assets to risk in the event of a bankruptcy filing by either a lender or us.

Because assets we acquire may experience periods of illiquidity, we may lose profits or be prevented from earning capital gains if we cannot sell mortgage-related assets at an opportune time.

We bear the risk of being unable to dispose of our mortgage-related assets at advantageous times or in a timely manner because mortgage-related assets generally experience periods of illiquidity. The lack of liquidity may result from the absence of a willing buyer or an established market for these assets, as well as legal or contractual restrictions on resale. As a result, the illiquidity of mortgage-related assets may cause us to lose profits and the ability to earn capital gains.

Our hedging strategies may not be successful in mitigating our risks associated with interest rates.

We engage in hedging activity. As such, we use various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. When interest rates change, we expect to record a gain or loss on derivatives, which would be offset by an inverse change in the value of loans or residual interests. Additionally, from time to time, we may enter into hedging transactions in connection with our holdings of mortgage-backed securities and government securities with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps and floors, options to purchase these items, and futures and forward contracts. Currently, we intend to primarily use interest rate swap agreements to manage the interest rate risk of our portfolio of agency mortgage-backed securities and Eurodollar futures contracts to manage the interest rate risk associated with holding loans in our whole loan financing facility before securitization; however, our actual hedging decisions will be determined in light of the facts and circumstances existing at the time and may differ from our currently anticipated hedging strategy. We cannot assure you that our use of derivatives will offset the risks related to changes in interest rates. It is likely that there will be periods in the future during which we will incur losses after accounting for our derivative financial instruments. The derivative financial instruments we select may not have the effect of reducing our interest rate risk. In addition, the nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. In addition, hedging strategies involve transaction and other costs. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses.

Competition may prevent us from acquiring mortgage-related assets at favorable yields and that would negatively impact our profitability.

Our net income largely depends on our ability to acquire mortgage-related assets at favorable spreads over our borrowing costs. In acquiring mortgage-related assets, we compete with other REITs, investment banking firms, savings and loan associations, banks, insurance companies, mutual funds, other lenders and other entities that purchase mortgage-related assets, many of which have greater financial resources than us. As a result, we may not in the future be able to acquire sufficient mortgage-related assets at favorable spreads over our borrowing costs. If that occurs, our profitability will be harmed.

Our board of directors may change our operating policies and strategies without prior notice or stockholder approval and such changes could harm our business, results of operation and stock price.

Our board of directors can modify or waive our current operating policies and our strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies and strategies may have on our business, operating results and stock price, however, the effects may be adverse.

We depend on our key personnel and the loss of any of our key personnel could harm our operations.

We depend on the diligence, experience and skill of our officers and other employees for the selection, structuring and monitoring of our mortgage-related assets and associated borrowings. Our key officers include Lloyd McAdams, Chairman, President and Chief Executive Officer, Joseph E. McAdams, Chief Investment Officer, Executive Vice President and Director, Thad M. Brown, Chief Financial Officer, Charles J. Siegel, Senior Vice President-Finance, Evangelos Karagiannis, Vice President and Bistra Pashamova, Vice President. Belvedere Trust’s key officers are Claus Lund and Russell Thompson. Our dependence on our key personnel is heightened by the fact that we have a relatively small number of employees, and the loss of any key person could harm our entire business, financial condition, cash flow and results of operations. In particular, the loss of the services of Lloyd McAdams or Joseph E. McAdams could seriously harm our business.

Our incentive compensation plan may create an incentive to increase the risk of our mortgage portfolio in an attempt to increase compensation.

In addition to their base salaries, management and key employees are eligible to earn incentive compensation for each fiscal year pursuant to our incentive compensation plan. Under the plan, the aggregate amount of compensation that may be earned by all employees equals a percentage of taxable net income, before incentive compensation, in excess of the amount that would produce an annualized return on average net worth equal to the ten-year US Treasury Rate plus 1%. In any fiscal quarter in which our taxable net income is an amount less than the amount necessary to earn this threshold return, we calculate negative incentive compensation for that fiscal quarter which will be carried forward and will offset future incentive compensation earned under the plan, but only with respect to those participants who were participants during the fiscal quarter(s) in which negative incentive compensation was generated. Although negative incentive compensation is used to offset future incentive compensation, as our management evaluates different mortgage-related assets for our investment, there is a risk that management will cause us to assume more risk than is prudent.

Risk Related Primarily to Anworth’s Business

Interest rate mismatches between our adjustable-rate mortgage-backed securities and our borrowings used to fund our purchases of the assets may reduce our income during periods of changing interest rates.

We fund most of our acquisitions of adjustable-rate mortgage-backed securities with borrowings that have interest rates based on indices and repricing terms similar to, but of shorter maturities than, the interest rate indices and repricing terms of our mortgage-backed securities. Accordingly, if short-term interest rates increase, this may harm our profitability.

Most of the mortgage-backed securities we acquire are adjustable-rate securities. This means that their interest rates may vary over time based upon changes in a short-term interest rate index. Therefore, in most cases, the interest rate indices and repricing terms of the mortgage-backed securities that we acquire and their funding sources will not be identical, thereby creating an interest rate mismatch between assets and liabilities. While the historical spread between relevant short-term interest rate indices has been relatively stable, there have been periods when the spread between these indices was volatile. During periods of changing interest rates, these mismatches could reduce our net income, dividend yield and the market price of our stock.

The interest rates on our borrowings generally adjust more frequently than the interest rates on our adjustable-rate mortgage-backed securities. For example, at June 30, 2005, our agency adjustable-rate mortgage-backed securities had a weighted average term to next rate adjustment of approximately 23 months, while our borrowings had a weighted average term to next rate adjustment of 142 days. After adjusting for interest rate swap transactions, the weighted average term to next rate adjustment was 242 days. Accordingly, in a period of rising interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings adjust faster than the interest rates on our adjustable-rate mortgage-backed securities.

Increased levels of prepayments from mortgage-backed securities may decrease our net interest income.

Pools of mortgage loans underlie the mortgage-backed securities that we acquire. We generally receive payments from principal payments that are made on these underlying mortgage loans. When borrowers prepay their mortgage loans faster than expected, this results in prepayments that are faster than expected on the mortgage-backed securities. Faster than expected prepayments could harm our profitability, including in the following ways:

•	We usually purchase mortgage-backed securities that have a higher interest rate than the market interest rate at the time. In exchange for this higher interest rate, we pay a premium over the par value to acquire the security. In accordance with accounting rules, we amortize this premium over the term of the mortgage-backed security. If the mortgage-backed security is prepaid in whole or in part prior to its maturity date, however, we expense the premium that was prepaid at the time of the prepayment. At June 30, 2005, substantially all of our mortgage-backed securities had been acquired at a premium.

•	We anticipate that a substantial portion of our adjustable-rate mortgage-backed securities may bear interest rates that are lower than their fully indexed rates, which are equivalent to the applicable index rate plus a margin. If an adjustable-rate mortgage-backed security is prepaid prior to or soon after the time of adjustment to a fully-indexed rate, we will have held that mortgage-backed security while it was less profitable and lost the opportunity to receive interest at the fully indexed rate over the remainder of its expected life.

•	If we are unable to acquire new mortgage-backed securities similar to the prepaid mortgage-backed securities, our financial condition, results of operation and cash flow would suffer.

Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans.

While we seek to minimize prepayment risk to the extent practical, in selecting investments we must balance prepayment risk against other risks and the potential returns of each investment. No strategy can completely insulate us from prepayment risk.

We may experience reduced net interest income from holding fixed-rate investments during periods of rising interest rates.

We generally fund our acquisition of fixed-rate mortgage-backed securities with short-term borrowings. During periods of rising interest rates, our costs associated with borrowings used to fund acquisition of fixed-rate assets are subject to increases while the income we earn from these assets remains substantially fixed. This reduces or could eliminate the net interest spread between the fixed-rate mortgage-backed securities that we purchase and our borrowings used to purchase them, which could lower our net interest income or cause us to suffer a loss. At June 30, 2005, 3.8% of our mortgage-backed securities were fixed-rate securities.

Interest rate caps on our adjustable-rate mortgage-backed securities may reduce our income or cause us to suffer a loss during periods of rising interest rates.

Our adjustable-rate mortgage-backed securities are subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a mortgage-backed security. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, the interest rates paid on our borrowings could increase without limitation while interest rate caps would limit the interest rates on our adjustable-rate mortgage-backed securities. This problem is magnified for our adjustable-rate mortgage-backed securities that are not fully indexed. Further, some adjustable-rate mortgage-backed securities may be subject to periodic payment caps that result in a portion of the interest being deferred and added to the principal outstanding. As a result, we could receive less cash income on adjustable-rate mortgage-backed securities than we need to pay interest on our related borrowings. These factors could lower our net interest income or cause us to suffer a loss during periods of rising interest rates. At June 30, 2005, approximately 96% of our agency mortgage-backed securities were adjustable-rate securities.

We may invest in leveraged mortgage derivative securities that generally experience greater volatility in market prices, thus exposing us to greater risk with respect to their rate of return.

We may acquire leveraged mortgage derivative securities that may expose us to a high level of interest rate risk. The characteristics of leveraged mortgage derivative securities result in greater volatility in their market prices. Thus, acquisition of leveraged mortgage derivative securities would expose us to the risk of greater price volatility in our portfolio and that could harm our net income and overall profitability.

Our investment policy involves risks associated with the credit quality of our investments. If the credit quality of our investments declines or if there are defaults on the investments we make, our profitability may decline and we may suffer losses.

Our mortgage-backed securities have primarily been agency certificates that, although not rated, carry an implied “AAA” rating. Agency certificates are mortgage-backed securities where either Freddie Mac or Fannie Mae guarantees payments of principal or interest on the certificates. Freddie Mac and Fannie Mae are government-sponsored enterprises and securities guaranteed by these entities are not guaranteed by the United States government. Our capital investment policy, however, provides us with the ability to acquire a material amount of lower credit quality mortgage-backed securities. If we acquire mortgage-backed securities of lower credit quality, our profitability may decline and we may incur losses if there are defaults on the mortgages backing those securities or if the rating agencies downgrade the credit quality of those securities or the securities of Fannie Mae and Freddie Mac.

Risk Related Primarily to Belvedere Trust’s Business

Belvedere Trust’s use of short-term debt exposes us to liquidity, market value and securitization execution risks that could result in harm to our financial condition.

In order to continue our securitization operations, Belvedere Trust requires access to short-term debt to finance loan inventory accumulation prior to sale to securitization entities. In times of market dislocation, this type of short-term debt might become unavailable from time to time. During such periods Belvedere Trust would have to reduce the volume of its holdings and the number of securitizations that it undertakes. Belvedere Trust uses the inventory of assets it acquires to collateralize the debt. The debt is recourse to Belvedere Trust, and if the market value of the collateral declines Belvedere Trust may need to use its liquidity to increase the amount of collateral pledged to secure the debt or to reduce the debt amount.

Belvedere Trust’s payment of commitment fees and other expenses to secure borrowing lines may not protect us from liquidity issues or losses. Variations in lenders’ ability to access funds, lender confidence in Belvedere Trust, lender collateral requirements, available borrowing rates, the acceptability and market values of Belvedere Trust collateral, and other factors could force Belvedere Trust to utilize its liquidity reserves or to sell assets, and, thus, could harm its liquidity, financial soundness, and earnings.

If Belvedere Trust is unable to complete securitizations or experiences delayed mortgage loan sales or securitization closings, it could face a liquidity shortage which would harm our operating results.

Belvedere Trust relies significantly upon securitizations to generate cash proceeds to repay borrowings and replenish its borrowing capacity. If there is a delay in a securitization closing or any reduction in its ability to complete securitizations, Belvedere Trust may be required to utilize other sources of financing, which, if available at all, may not be on similar terms. In addition, delays in closing mortgage sales or securitizations of our mortgage loans increase our risk by exposing us to credit and interest rate risks for this extended period of time. Several factors could harm Belvedere Trust’s ability to complete securitizations of its mortgage loans, including, among others, the following:

•	conditions in the securities and secondary markets;

•	credit quality of the mortgage loans acquired;

•	volume of its mortgage loan acquisitions;

•	its ability to obtain credit enhancements;

•	downgrades by rating agencies of its previous securitizations; and

•	lack of investor demand for purchasing components of the securities.

Belvedere Trust’s business may be significantly harmed by a slowdown in the economy of California, resulting in potentially higher delinquencies and increased loan losses.

At June 30, 2005, approximately 54% of the residential mortgage loans that Belvedere Trust owns are secured by property in California. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster that is not covered by standard homeowners’ insurance policies, such as an earthquake, could decrease the value of mortgaged properties in California. This, in turn, would increase the risk of delinquency, default or foreclosure on mortgage loans underlying Belvedere Trust’s mortgage-backed securities. This could harm Belvedere Trust’s credit loss experience and may harm other aspects of Belvedere Trust’s business, including Belvedere Trust’s ability to securitize mortgage loans.

Belvedere Trust has had only limited experience in the business of acquiring and securitizing whole mortgage loans and it may not be successful.

Belvedere Trust was formed in November 2003 as our subsidiary to engage in the business of acquiring and securitizing mortgage loans and it has a limited operating history. The acquisition of whole loans and the securitization process are inherently complex and involve risks related to the types of mortgage loans Belvedere Trust seek to acquire, interest rate changes, funding sources, delinquency rates, prepayment rates, borrower bankruptcies and other factors that Belvedere Trust may not be able to manage. Incorrect management of these risks may take years to become apparent. If it fails to manage these and other risks, this could harm our business and the results of our operations.

Belvedere Trust’s investment strategy of acquiring, accumulating and securitizing loans involves credit risk that could result in loan losses and could harm our operating results.

While Belvedere Trust securitizes the loans it acquires in order to improve its access to financing, it bears the risk of loss on any loans that it acquires and which it subsequently securitizes. Belvedere Trust has risk of loss for all loans it holds on its balance sheet. Belvedere Trust acquires loans that are typically not credit enhanced and that do not have the backing of Fannie Mae or Freddie Mac. Accordingly, Belvedere Trust is subject to risks of borrower default, bankruptcy and special hazard losses (such as those occurring from earthquakes) with respect to those loans to the extent that there is any deficiency between the value of the mortgage collateral and insurance and the principal amount of the loan and any premium paid for the loan. In the event of a default on any such loans that Belvedere Trust holds, Belvedere Trust would bear the loss of principal between the realized value of the mortgaged property and the principal amount of the loan, as well as foreclosure costs and the loss of interest. We have not established any limits upon the geographic concentration or the credit quality of suppliers of the mortgage loans that Belvedere Trust acquires.

Belvedere Trust’s efforts to manage credit risk may not be successful in limiting delinquencies and defaults in underlying loans or losses on its investments.

As of June 30, 2005, approximately 0.88% of the loans in Belvedere Trust’s portfolio, including Belvedere Trust’s first securitization, were 30 days or more delinquent by outstanding principal balance. Belvedere Trust has incurred no losses to date, but we anticipate that Belvedere Trust will incur losses in the future. Based on current analysis, Belvedere Trust projects loan losses to approximate 0.19% of the loan balances. This analysis is based on factors related to borrower credit, such as FICO score, as well as the value of the underlying properties relative to the loan balances.

Loan losses may be greater than we anticipated. Despite our efforts to manage credit risk, there are many aspects of credit that we cannot control, and there can be no assurance that Belvedere Trust’s quality control and loss mitigation operations will be successful in limiting future delinquencies, defaults and losses. Belvedere Trust’s underwriting reviews or third-party reviews may not be effective. The securitizations in which Belvedere Trust has invested may not receive funds that Belvedere Trust believes are due from mortgage insurance companies. Loan servicing companies may not cooperate with Belvedere Trust’s loss mitigation efforts, or such efforts may otherwise be ineffective. Various service providers to securitizations, such as trustees, bond insurance providers, and custodians, may not perform in a manner that promotes Belvedere Trust’s interests. The value of the homes collateralizing residential loans may decline. Belvedere Trust acquires loans that allow for negative amortization; if the borrowers make payments that are less than the amount required to pay the interest due on these loans, the principal balance of the loans will increase. As of June 30, 2005, 35.4% of Belvedere Trust’s loans allowed for negative amortization. If loans become “real estate owned,” servicing companies will have to manage these properties and may not be able to sell them. Changes in consumer behavior, bankruptcy laws, and other laws may increase loan losses. In most cases, the value of the underlying property will be the sole source of funds for any recoveries. Expanded loss mitigation efforts in the event that defaults increase could increase Belvedere Trust’s operating costs.

Belvedere Trust requires a significant amount of capital, and if it is not available, our business and financial performance could be significantly harmed.

Belvedere Trust requires substantial capital to fund its loan acquisitions, to pay its loan acquisition expenses and to hold its loans prior to securitization. Pending sale or securitization of a pool of mortgage loans, Belvedere Trust acquires mortgage-related assets that it expects to finance through borrowings from whole loan financing facilities and repurchase facilities. It is possible that its lenders could experience changes in their ability to advance funds to us, independent of Belvedere Trust’s performance or the performance of its loans. Belvedere Trust anticipates that its repurchase facilities will be dependent on the ability of counterparties to re-sell Belvedere Trust’s obligations to third parties. If there is a disruption of the repurchase market generally, or if one of Belvedere Trust’s counterparties is itself unable to access the repurchase market, Belvedere Trust’s access to this source of liquidity could be harmed. Capital could also be required to meet margin calls under the terms of Belvedere Trust’s borrowings in the event that there is a decline in the market value of the loans that collateralize its debt, the terms of short-term debt become less attractive, or for other reasons. Any of these events would harm Belvedere Trust’s operating results, liquidity, financial condition and earnings.

To date, we have invested $100 million in Belvedere Trust to capitalize its mortgage operations. If Belvedere Trust fully invests all of the proceeds of our investment in it prior to the point at which it can access external sources of capital, if it ever can, then Belvedere Trust will need to either restructure the securities supporting its portfolio or, if it is unable to sell additional securities on reasonable terms or at all, it will need to either reduce its acquisition business or sell a higher portion of its loans. In the event that Belvedere Trust’s liquidity needs exceed its access to liquidity, Belvedere Trust may need to sell assets at an inopportune time, thus reducing its earnings. Adverse cash flow could threaten Belvedere Trust’s ability to maintain solvency or to satisfy the income and asset tests necessary to elect and maintain REIT status.

Second-lien mortgage loans expose Belvedere Trust to greater credit risks.

To the extent Belvedere Trust invests in second-lien mortgage loans, its security interests in the property securing the second-lien mortgage loans is subordinated to the interests of the first mortgage holder and the second mortgages have a higher loan-to-value ratio than does the first mortgage. If the value of the property is equal to or less than the amount needed to repay the borrower’s obligation to the first mortgage holder upon foreclosure, the second-lien mortgage loan will not be repaid.

Residential mortgage loan delinquencies, defaults, and credit losses could reduce Belvedere Trust’s ability to complete securitizations, which could expose Belvedere Trust to risk from holding loans longer than expected.

Credit losses from any of the mortgage loans in the securitized loan pools reduce the principal value of and economic returns from residential mortgage-backed securities. Credit losses could reduce Belvedere Trust’s ability to sponsor new securitizations of residential loans. Therefore, Belvedere Trust may have to hold loans longer on its balance sheet which may change its risk profile with regard to credit and interest rate risk. As of June 30, 2005, by outstanding principal balances, approximately 0.71% of residential mortgage loans in Belvedere Trust’s portfolio, including Belvedere Trust’s first securitization, were 30 days delinquent, approximately 0.12% were 60 days delinquent and approximately 0.06% were 90 days delinquent.

The use of securitizations with over-collateralization requirements may have a negative impact on Belvedere Trust’s cash flow.

Belvedere Trust does not currently use securitizations with over-collateralization requirements but may do so in the future. If Belvedere Trust utilizes over-collateralization as a credit enhancement to its securitizations, Belvedere Trust expects that such over-collateralization will restrict its cash flow if loan delinquencies exceed certain levels. The terms of Belvedere Trust’s securitizations will generally provide that, if certain delinquencies and/or losses exceed the specified levels based on rating agencies’ (or the financial guaranty insurer’s, if applicable) analysis of the characteristics of the loans pledged to collateralize the securities, the required level of over-collateralization may be increased or may be prevented from decreasing as would otherwise be permitted if losses and/or delinquencies did not exceed those levels. Other tests (based on delinquency levels or other criteria) may restrict Belvedere Trust’s ability to receive net interest income from a securitization transaction. We cannot assure you that the performance tests will be satisfied. Failure to satisfy performance tests may harm our results of operations.

Representations and warranties made by Belvedere Trust in loan sales and securitizations may subject Belvedere Trust to liability that could result in loan losses and could harm our operating results.

In connection with securitizations, Belvedere Trust makes representations and warranties regarding the mortgage-related assets transferred into securitization trusts. The trustee in the securitizations has recourse to Belvedere Trust with respect to the breach of the standard representations and warranties regarding the loans made at the time such mortgage-related assets are transferred. While Belvedere Trust generally has recourse to its loan originators for any such breaches, there can be no assurance of the originators’ abilities to honor their respective obligations. Belvedere Trust attempts to generally limit the potential remedies of the trustee to the potential remedies Belvedere Trust receives from the originators from whom Belvedere Trust acquired the mortgage loans. However, in some cases, the remedies available to the trustee may be broader than those available to Belvedere Trust against the originators of the mortgage-related assets and should the trustee enforce its remedies against Belvedere Trust, it may not always be able to enforce whatever remedies it has against its loan originators. Furthermore, if Belvedere Trust discovers, prior to the securitization of a loan, that there is any fraud or misrepresentation with respect to the mortgage and the originator fails to repurchase the mortgage, then Belvedere Trust may not be able to sell the mortgage or may have to sell the mortgage at a discount.

The mortgage-related assets Belvedere Trust own expose it concentrated risks and thus are likely to lead to variable returns.

Belvedere Trust’s permanent asset portfolio produces a significant amount of its revenue. It consists principally of mortgage loans that have been securitized by Belvedere Trust and, to a lesser extent, securities acquired from securitizations sponsored by others. The mortgage-related assets Belvedere Trust owns employ a high degree of internal structural leverage that concentrates risk into the assets that Belvedere Trust acquires. No amount of risk management or mitigation can change the variable nature of cash flows, market values, and financial results generated by concentrated risks in Belvedere Trust’s mortgage-related investments, which, in turn, can result in variable returns to Belvedere Trust. Due to the concentration of risks, the assets Belvedere Trust hold may be exposed to greater credit, interest-rate and prepayment risk.

The success of Belvedere Trust’s business will depend upon its ability to determine that mortgage loans are serviced effectively.

The success of Belvedere Trust’s mortgage loan business will depend to a great degree upon its ability to determine that its mortgage loans are serviced effectively. In general, it is Belvedere Trust’s intention to acquire loans “servicing retained,” where the loans will be serviced by the originating or selling institution. Belvedere Trust has no experience servicing a portfolio of loans. In those instances where Belvedere Trust is required to purchase the servicing of a loan portfolio in order to acquire a portfolio with desirable attributes, Belvedere Trust will be required to sell the servicing rights, implement a servicing function or transfer the servicing of the loans to a third party with whom Belvedere Trust has established a sub-servicing relationship. We cannot assure you that Belvedere Trust will be able to service the loans or effectively supervise a sub-servicing relationship according to industry standards. Failure to service the loans properly will harm Belvedere Trust’s business and operating results. Prior to either building the servicing capabilities that Belvedere Trust may require or acquiring an existing servicing operation that has such capabilities, if ever, Belvedere Trust has contracted with an experienced servicer of the type of loans it acquires to “sub-service” its loans. The fees paid to such subservicer will reduce to a certain extent the revenue Belvedere Trust is able to retain from its mortgage loans, and Belvedere Trust’s net interest income will be reduced and at risk, depending on the effectiveness of the servicing company.

Belvedere Trust acquires and owns “interest-only” loans which expose it to increased risk of default.

A portion of the loans Belvedere Trust acquires have interest-only features during the initial term of the loan. At June 30, 2005, 47% of the loans Belvedere Trust owned had interest-only features as measured by outstanding principal balance. These loans permit borrowers not to begin repayment of the principal balance of the loans until after the interest only period expires. After the expiration of the interest-only period, the borrowers’ payments increase to amortize the entire principal balance owed over the remaining life of the loan. Variable-rate interest-only products, especially when coupled with an amortization feature that begins at a time in the future, can significantly increase the payment obligation. Consequently, there is a risk that these mortgagors may be unable to make the increased payments and could default under these loans. In the event the performance of Belvedere Trust’s interest-only loans is below expectations, our operating results, financial condition and business prospects could be harmed.

Belvedere Trust has acquired most of its mortgage-related assets from a limited number of originators and the failure to properly manage these relationships, or if these originators experience origination problems, Belvedere Trust’s ability to acquire loans from them could be harmed, which would negatively affect its operations.

Belvedere Trust has acquired most of its mortgage-related assets from a limited number of originators. As of June 30, 2005, approximately 50.9% of the loans held by Belvedere Trust had been acquired from Countrywide Home Loans, Inc. and 15.6% of the loans held by Belvedere Trust had been acquired from Washington Mutual

Bank, N.A. and its affiliates, as measured by outstanding principal balance as of that date. If Belvedere Trust is unable to properly manage these relationships, or if these originators experience significant problems with their origination capabilities, Belvedere Trust’s ability to acquire loans from them may be harmed and its results from operations may be negatively affected.

Belvedere Trust is externally managed and this may diminish or eliminate our return on our investment in this line of business.

Belvedere Trust is externally managed pursuant to a management agreement between Belvedere Trust and BT Management Company, L.L.C., or BT Management. Although we own 50% of BT Management, 50% is also owned by the executive officers of Belvedere Trust. Our ability to generate profits from our ownership of Belvedere Trust, if any, could be greatly diminished due to the fact that we will be required to pay a base management fee to BT Management and we may also be required to pay an incentive fee. An externally managed structure may not optimize our interest in Belvedere Trust and, if we are unable to properly manage fixed costs at Belvedere Trust could, when combined with the base management fee, result in losses at Belvedere Trust.

Our Chairman has an ownership interest in BT Management that creates potential conflicts of interest.

Mr. McAdams, our Chairman and Chief Executive Officer, has a direct ownership interest in BT Management that creates potential conflicts of interest. Mr. McAdams is Chairman of the Board and Chief Executive Officer and a member of the Board of Managers of BT Management and owns an equity interest in BT Management. Under the management agreement between Belvedere Trust and BT Management, BT Management is entitled to earn certain incentive compensation based on the level of Belvedere Trust’s annualized net income. In evaluating mortgage assets for investment and with respect to other management strategies, an undue emphasis on the maximization of income at the expense of other criteria could result in increased risk to the value of our portfolio.

Risks Related to REIT Compliance and Other Matters

If we are disqualified as a REIT, we will be subject to tax as a regular corporation and face substantial tax liability.

We believe that since our initial public offering in 1998 we have operated so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, and we intend to continue to meet the requirements for taxation as a REIT. Nevertheless, we may not remain qualified as a REIT in the future. Qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Even a technical or inadvertent mistake could require us to pay a penalty or jeopardize our REIT status. Furthermore, Congress or the IRS might change tax laws or regulations and the courts might issue new rulings, in each case potentially having retroactive effects that could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

•	we would be taxed as a regular domestic corporation, which, among other things, means being unable to deduct distributions to stockholders in computing taxable income and being subject to federal income tax on our taxable income at regular corporate rates;

•	any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to stockholders; and

•	unless we were entitled to relief under applicable statutory provisions, we could be disqualified from treatment as a REIT for the subsequent four taxable years following the year during which we lost our qualification, and thus, our cash available for distribution to stockholders would be reduced for each of the years during which we do not qualify as a REIT.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

In order to qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, our sources of income, the nature and diversification of our mortgage-backed securities and other assets, including our stock in Belvedere Trust, the amounts we distribute to our stockholders and the ownership of our stock. We may also be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may substantially limit our ability to hedge mortgage-backed securities and related borrowings by requiring us to limit our income in each year from qualifying and non-qualifying hedges, together with any other income not generated from qualified sources, to less than 25% of our gross income. In addition, we must limit our aggregate income from non-qualifying hedging, fees and certain other non-qualifying sources, other than from qualified REIT real estate assets or qualified hedges, to less than 5% of our annual gross income. As a result, we may in the future have to limit our use of advantageous hedging techniques or implement those hedges through a taxable REIT subsidiary. This could result in greater risks associated with changes in interest rates than we would otherwise want to incur. If we were to violate the 25% or 5% limitations, we may have to pay a penalty tax equal to the amount of income in excess of those limitations, multiplied by a fraction intended to reflect our profitability. If we fail to satisfy the 25% and 5% limitations, unless our failure was due to reasonable cause and not due to willful neglect, we could lose our REIT status for federal income tax purposes.

Complying with REIT requirements may force us to liquidate otherwise attractive investments or to make investments inconsistent with our business plan.

In order to qualify as a REIT, we must also determine that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets can consist of the securities of any one issuer. The 5% and 10% limitations described above will apply to our investment in Belvedere Trust unless Belvedere Trust is a qualified REIT subsidiary of ours (i.e., we own 100% of Belvedere Trust’s outstanding stock), Belvedere Trust is a qualified REIT or Belvedere Trust is a taxable REIT subsidiary of ours. If we fail to comply with these requirements, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter in order to avoid losing our REIT status and suffering adverse tax consequences. The need to comply with these gross income and asset tests may cause us to acquire other assets that are qualifying real estate assets for purposes of the REIT requirements that are not part of our overall business strategy and might not otherwise be the best investment alternative for us.

Complying with REIT requirements may force us to borrow to make distributions to stockholders.

As a REIT, we must distribute 90% of our annual taxable income (subject to certain adjustments) to our stockholders. From time to time, we may generate taxable income greater than our net income for financial reporting purposes from, among other things, amortization of capitalized purchase premiums, or our taxable income may be greater than our cash flow available for distribution to stockholders. For example, our taxable income would exceed our net income for financial reporting purposes to the extent that compensation paid to our chief executive officer and our other four highest paid officers exceeds $1,000,000 for any such officer for any calendar year under Section 162(m) of the tax code. Since payments under our 2002 Incentive Compensation Plan do not qualify as performance-based compensation under Section 162(m), a portion of the payments made under the plan to certain of our officers would not be deductible for federal income tax purposes under such circumstances. If we do not have other funds available in these situations, we may be unable to distribute substantially all of our taxable income as required by the REIT provisions of the tax code. Thus, we could be required to borrow funds, sell a portion of our mortgage-backed securities at disadvantageous prices or find another alternative source of funds. These alternatives could increase our costs or reduce our equity.

If Belvedere Trust fails to qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we may lose our REIT status.

As long as we own 100% of Belvedere Trust’s outstanding stock, Belvedere Trust will be treated as a qualified REIT subsidiary for federal income tax purposes. As such, for federal income tax purposes, we will not be treated as owning stock in Belvedere Trust and, Belvedere Trust’s assets, liabilities and income will generally be treated as our assets, liabilities and income for purposes of the REIT qualification tests described above under “Certain Federal Income Tax Considerations.” If, however, we do not own 100% of Belvedere Trust’s outstanding stock, and Belvedere Trust does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we will lose our REIT status if, at the end of any calendar quarter, the value of our Belvedere Trust securities exceeds 5% of the value of our total assets or we own more than 10% of the value or voting power of Belvedere Trust’s outstanding securities. If we fail to satisfy the 5% test or the 10% test at the end of any calendar quarter, a 30-day “cure” period may apply following the close of the quarter. If we make an election to treat Belvedere Trust as a taxable REIT subsidiary, the total value of any securities we own in Belvedere Trust and all of our other taxable REIT subsidiaries, if any, may not exceed 20% of the value of our total assets at the end of any calendar quarter. Since Belvedere Trust may elect to be taxed as a REIT in the future, however, we do not intend to make a taxable REIT subsidiary election for Belvedere Trust. In the event of a more than de minimis failure of the 20% asset test occurring in taxable years after 2004, we will not lose our REIT status as long as (i) the failure was due to reasonable cause and not to willful neglect, (ii) we dispose of the assets causing the failure or otherwise comply with the 20% asset test within six months after the last day of the applicable quarter in which we identify such failure, and (iii) we pay a tax equal to the greater of $50,000 or 35% of the net income from the non-qualifying assets during the period in which we failed the 20% asset test. If there is more than a de minimis failure of the 20% asset test occurring in taxable years after 2004 and we do not satisfy the requirements described in the preceding sentence, we would lose our REIT status.

If Belvedere Trust fails to qualify as a REIT, Belvedere Trust will be subject to corporate income taxes on its taxable income which will reduce the amount available for distribution to us.

Though Belvedere Trust was formed as a qualified REIT subsidiary, it may elect to be taxed as a REIT in the future, possibly as early as its taxable year ending December 31, 2005. Although Belvedere Trust expects to operate in a manner to permit it to qualify as a REIT if and when it makes a REIT election and to continue to maintain such qualification, the actual results of Belvedere Trust’s operations for any particular taxable year may not satisfy these requirements. If Belvedere Trust fails to qualify for taxation as a REIT in any taxable year after it makes a REIT election, and the relief provisions of the Code do not apply, Belvedere Trust will be required to pay tax on Belvedere Trust’s taxable income in that taxable year and all subsequent taxable years at regular corporate rates. Distributions to us in any year in which Belvedere Trust fails to qualify as a REIT will not be deductible by Belvedere Trust. As a result, we anticipate that if Belvedere Trust failed to qualify as a REIT after it makes a REIT election, this would reduce the cash available for distribution to us. Unless entitled to relief under specific statutory provisions, if Belvedere Trust fails to maintain its REIT status after it makes a REIT election, Belvedere Trust will also be disqualified from taxation as a REIT for the four taxable years following the year in which it loses its qualification.

We conduct a portion of our business through taxable REIT subsidiaries, which could have adverse tax consequences.

We conduct a portion of our business, including securitizations, through taxable REIT subsidiaries, such as Belvedere Trust Finance Corporation. Despite our qualification as a REIT, our taxable REIT subsidiaries must pay federal income tax on their taxable income. In addition, we must comply with various tests to continue to qualify as a REIT for federal income tax purposes, and our income from, and investments in, our taxable REIT subsidiaries generally do not constitute permissible income and investments for these tests. While we attempt to determine that our dealings with our taxable REIT subsidiaries will not adversely affect our REIT qualification, no assurance can be given that we will successfully achieve that result. Furthermore, we may be subject to a 100% penalty tax, or our taxable REIT subsidiaries may be denied deductions, to the extent our dealings with our taxable REIT subsidiaries are not deemed to be arms’-length in nature.

The tax imposed on REITs engaging in “prohibited transactions” will limit our ability to engage in transactions, including certain methods of securitizing loans, that would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including any mortgage loans, held in inventory primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to sell a loan or securitize loans in a manner that was treated as a sale of such inventory for federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans other than through a taxable REIT subsidiary, and may limit the structures we utilize for our securitization transaction even though such sales or structures might otherwise be beneficial for us. In addition, this prohibition may limit our ability to restructure our investment portfolio of mortgage loans from time to time even if we believe that it would be in our best interest to do so.

Failure to maintain an exemption from the Investment Company Act would harm our results of operations.

We believe that we conduct our business in a manner that allows us to avoid being regulated as an investment company under the Investment Company Act of 1940, as amended. If we fail to continue to qualify for an exemption from registration as an investment company, our ability to use leverage would be substantially reduced and we would be unable to conduct our business as planned. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring “mortgages and other liens on and interests in real estate.” Under the SEC’s current interpretation, qualification for this exemption generally requires us to maintain at least 55% of our assets directly in qualifying real estate interests. Mortgage-backed securities that do not represent all the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and thus may not qualify for purposes of the 55% requirement. Therefore, our ownership of these mortgage-backed securities is limited by the Investment Company Act. In meeting the 55% requirement under the Investment Company Act, we treat as qualifying interests mortgage-backed securities issued with respect to an underlying pool for which we hold all issued certificates. If the SEC or its staff adopts a contrary interpretation, we could be required to sell a substantial amount of our mortgage-backed securities under potentially adverse market conditions. Further, in order to maintain our exemption from registration as an investment company, we may be precluded from acquiring mortgage-backed securities whose yield is somewhat higher than the yield on mortgage-backed securities that could be purchased in a manner consistent with the exemption.

We may incur excess inclusion income that would increase the tax liability of our stockholders.

In general, dividend income that a tax-exempt entity receives from us should not constitute unrelated business taxable income as defined in Section 512 of the Code. If we realize excess inclusion income and allocate it to stockholders, however, then this income would be fully taxable as unrelated business taxable income under Section 512 of the Code. If the stockholder is foreign, it would generally be subject to United States federal income tax withholding on this income without reduction pursuant to any otherwise applicable income tax treaty. United States stockholders would not be able to offset such income with their operating losses.

We generally structure our borrowing arrangements in a manner designed to avoid generating significant amounts of excess inclusion income. However, excess inclusion income could result if we held a residual interest in a real estate mortgage investment conduit, or REMIC. Excess inclusion income also may be generated if we were to issue debt obligations with two or more maturities and the terms of the payments or these obligations bore a relationship to the payments that we received on our mortgage loans or mortgage-backed securities securing those debt obligations. For example, we may engage in non-REMIC collateralized mortgage obligations, or CMO, securitizations. We also enter into various repurchase agreements that have differing maturity dates and afford the lender the right to sell any pledged mortgage securities if we default on our obligations. The Internal Revenue Service may determine that these transactions give rise to excess inclusion income that should be allocated among our stockholders. We may invest in equity securities of other REITs and it is possible that we might receive excess inclusion income from those investments. Some types of entities, including, without limitation, voluntarily employee benefit associations and entities that have borrowed funds to acquire their shares of our stock, may be required to treat a portion of or all of the dividends they receive from us as unrelated business taxable income.

Misplaced reliance on legal opinions or statements by issuers of mortgage-backed securities and government securities could result in a failure to comply with REIT gross income or asset tests.

When purchasing mortgage-backed securities and government securities, we may rely on opinions of counsel for the issuer or sponsor of such securities, or statements made in related offering documents, for purposes of determining whether and to what extent those securities constitute REIT real estate assets for purposes of the REIT asset tests and produce income that qualifies under the REIT income tests. The inaccuracy of any such opinions or statements may harm our REIT qualification and result in significant corporate level tax.

Additional Risk Factors

We may not be able to use the money we raise to acquire investments at favorable prices.

We intend to seek to raise additional capital from time to time if we determine that it is in our best interests and the best interests of our stockholders, including through public offerings of our stock. The net proceeds of any offering could represent a significant increase in our equity. Depending on the amount of leverage that we use, the full investment of the net proceeds of any offering might result in a substantial increase in our total assets. There can be no assurance that we will be able to invest all of such additional funds in mortgage-related assets at favorable prices. We may not be able to acquire enough mortgage-related assets to become fully invested after an offering, or we may have to pay more for mortgage-backed securities than we have historically. In either case, the return that we earn on stockholders’ equity may be reduced.

We have not established a minimum dividend payment level for our common stockholders and there are no assurances of our ability to pay dividends to them in the future.

We intend to pay quarterly dividends and to make distributions to our common stockholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to qualify for the tax benefits accorded to a REIT under the Code. We have not established a minimum dividend payment level for our common stockholders and our ability to pay dividends may be harmed by the risk factors described in this quarterly report on Form 10-Q. All distributions to our common stockholders will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. There are no assurances of our ability to pay dividends in the future.

If we raise additional capital, our earnings per share and dividends per share may decline since we may not be able to invest all of the new capital during the quarter in which additional shares are sold and possibly the entire following calendar quarter.

Our future offerings of debt or preferred equity securities may harm the value of our Series A Preferred Stock.

Our charter provides that we may issue up to 20 million shares of preferred stock in one or more series. In addition to our outstanding Series A Preferred Stock, we currently have an agreement with Cantor pursuant to which we may issue up to 2.0 million shares of our Series A Preferred Stock. The issuance of additional preferred stock on parity with or senior to our Series A Preferred Stock could have the effect of diluting the amounts we may have available for distribution to holders of our Series A Preferred Stock. In addition, our Series A Preferred Stock will be subordinated to all our existing and future debt. None of the provisions relating to our Series A Preferred Stock contains any provisions affording the holders of our Series A Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, that might harm the holders of our Series A Preferred Stock.

Our charter does not permit ownership of over 9.8% of our common or preferred stock and attempts to acquire our common or preferred stock in excess of the 9.8% limit are void without prior approval from our board of directors.

For the purpose of preserving our REIT qualification and for other reasons, our charter prohibits direct or constructive ownership by any person of more than 9.8% of the lesser of the total number or value of the outstanding shares of our common stock or more than 9.8% of the outstanding shares of our preferred stock. Our charter’s constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding stock by an individual or entity could cause that individual or entity to own constructively in excess of 9.8% of the outstanding stock, and thus be subject to our charter’s ownership limit. Any attempt to own or transfer shares of our common or preferred stock in excess of the ownership limit without the consent of the board of directors shall be void, and will result in the shares being transferred by operation of law to a charitable trust. Our Board of Directors has granted three unrelated third party institutional investors exemptions from the 9.8% ownership limitation as set forth in our charter documents. These exemptions permit these entities to hold up to 20.00%, 17.04% and 15.15% of our Series A Cumulative Preferred Stock, respectively.

Because provisions contained in Maryland law, our charter and our bylaws may have an anti-takeover effect, investors may be prevented from receiving a “control premium” for their shares.

Provisions contained in our charter and bylaws, as well as Maryland corporate law, may have anti-takeover effects that delay, defer or prevent a takeover attempt, which may prevent stockholders from receiving a “control premium” for their shares. For example, these provisions may defer or prevent tender offers for our common stock or purchases of large blocks of our common stock, thereby limiting the opportunities for our stockholders to receive a premium for their common stock over then-prevailing market prices. These provisions include the following:

•	Ownership limit. The ownership limit in our charter limits related investors, including, among other things, any voting group, from acquiring over 9.8% of our common stock or more than 9.8% of our preferred stock without our permission.

•	Preferred stock. Our charter authorizes our board of directors to issue preferred stock in one or more classes and to establish the preferences and rights of any class of preferred stock issued. These actions can be taken without soliciting stockholder approval.

•	Maryland business combination statute. Maryland law restricts the ability of holders of more than 10% of the voting power of a corporation’s shares to engage in a business combination with the corporation.

•	Maryland control share acquisition statute. Maryland law limits the voting rights of “control shares” of a corporation in the event of a “control share acquisition.”

Issuances of large amounts of our stock could cause the price of our stock to decline.

We may issue additional shares of common stock or shares of preferred stock that are convertible into common stock. If we issue a significant number of shares of common stock or convertible preferred stock in a short period of time, there could be a dilution of the existing common stock and a decrease in the market price of the common stock.

Future offerings of debt securities, which would be senior to our common stock or Series A Preferred Stock upon liquidation, or equity securities, which would dilute our existing stockholders and may be senior to our common stock or Series A Preferred Stock for the purposes of dividend distributions, may harm the market price of our common stock or Series A Preferred Stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Our preferred stock may have a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our common stockholders bear the risk of our future offerings reducing the market price of our common stock.

Our charter provides that we may issue up to 20 million shares of preferred stock in one or more series. The issuance of additional preferred stock on parity with or senior to the Series A Preferred Stock could have the effect of diluting the amounts we may have available for distribution to holders of the Series A Preferred Stock. The Series A Preferred Stock will be subordinated to all our existing and future debt. Thus, our Series A Preferred Stockholders bear the risk of our future offerings reducing the market price of our Series A Preferred Stock.

FORWARD LOOKING STATEMENTS

This Prospectus contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks described in this section, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Those forward-looking statements also involve certain risks and uncertainties. Factors, risks and uncertainties that could cause or contribute to such differences include those specific risks and uncertainties discussed above. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document.

WHERE YOU CAN FIND MORE INFORMATION

You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus.

We file Form 8-K reports and other information with the SEC as is required by the Exchange Act . You may read and copy any reports, statements or other information we have filed at the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Our filings are also available on the Internet at the SEC’s website at http://www.sec.gov.

USE OF PROCEEDS

The shares being registered by this prospectus are being registered for the account of the selling stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the selling stockholders and we will not receive any proceeds from the resale of the common stock by the selling stockholders.

DILUTION

Because any selling stockholders who offer and sell shares covered by this prospectus may do so at various times, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions, we have not included in this prospectus information about the dilution (if any) to the public arising from these sales.

SELLING STOCKHOLDERS

The following table identifies the selling stockholders and indicates (i) the nature of any material relationship that such selling stockholder has had with us for the past three years, (ii) the number of shares held by the selling stockholders, (iii) the amount to be offered for each of the selling stockholder’s account, and (iv) the number of shares and percentage of outstanding shares of the common stock in our capital to be owned by each selling stockholder after the sale of the shares offered by them pursuant to this offering. The selling stockholders are not obligated to sell the shares offered in this prospectus and may choose not to sell any of the shares or only a part of the shares that they receive. SEC rules require that we assume that the selling stockholders sell all of the shares offered with this prospectus.

Under the Securities Exchange Act of 1934, as amended, or the Exchange Act, any person engaged in a distribution of the shares offered by this prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable “cooling off” periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of the shares by the selling stockholders.

			Percentage of Shares Beneficially Owned(2)
Selling Stockholder	Number of Shares Beneficially Owned	Shares Being Registered	Before Offering	After Offering
Lee A. Ault, III(3)	28,100	24,100	*	*
Heather Baines(4)	761,940	202,495	1.65%	1.21%
Charles H. Black(5)	39,682	34,682	*	*
Thad M. Brown(6)	88,130	88,130	*	*
Joe E. Davis(7)	38,682	34,682	*	*
Evangelos Karagiannis(8)	84,530	84,530	*	*
Claus H. Lund(9)	50,000	50,000	*	*
Joseph E. McAdams(10)	400,750	369,683	*	*
Lloyd McAdams(11)	1,033,406	449,176	2.23%	1.26%
Bistra Pashamova(12)	112,530	112,530	*	*
Russell J. Thompson(13)	50,000	50,000	*	*
Charles J. Siegel(14)	24,430	24,430	*	*
Robert C. Davis(15)	2,000	2,000	*	*

(1)	The number of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and any shares which the individual has the right to acquire through the exercise of any stock option or other right.

(2)	Based on 46,074,275 shares outstanding as of November 4, 2005.

(3)	Mr. Ault is one of our directors. He has held this position since August 2002. Includes 22,100 shares subject to stock options.

(4)	Ms. Baines is an Executive Vice President of our company. She has held this position since our formation. Includes (i) 578,170 shares held by the Heather U. Baines & Lloyd McAdams Trs McAdams AB Trust 8/1/01 and (ii) 142,270 shares subject to stock options

(5)	Mr. Black is one of our directors. He has held this position since our formation. Includes 32,682 shares subject to stock options.

(6)	Mr. Brown is our Chief Financial Officer. He has held this position since June 2002. Includes 68,700 shares subject to stock options

(7)	Mr. Joe Davis is one of our directors. He has held this position since our formation. Includes 32,682 shares subject to stock options

(8)	Mr. Karagiannis is a Vice President and Portfolio Manager of our company. He has held these positions since our formation. Includes 63,100 shares subject to stock options.

(9)	Mr. Lund is the Chief Executive Officer of Belvedere Trust. He has held this position since the formation of Belvedere Trust. Includes 50,000 shares subject to stock options.

(10)	Mr. Joseph McAdams is one of our directors, an Executive Vice President and the Chief Investment Officer of our company. He has held his position as a director and as an Executive Vice President since June 2002 and as our Chief Investment Officer since January 2003.

(11)	Mr. Lloyd McAdams is our President, Chief Executive Officer and the Chairman of the Board of Directors. He has held these positions since our formation. Includes (i) 578,170 shares held by the Heather U. Baines & Lloyd McAdams Trs McAdams AB Trust 8/1/01, (ii) 359,036 shares subject to stock options, and (iii) 33,700 shares owned by the McAdams Family Foundation of which Lloyd McAdams is a director. Mr. McAdams shares voting and investment power over the shares held by the Foundation and disclaims any beneficial interest in the shares held by this entity.

(12)	Ms. Pashamova is a Vice President and Portfolio Manager of our company. She has held her position of Vice President since October 2002 and as a Portfolio Manager since June 2002. Includes 93,100 shares subject to stock options.

(13)	Mr. Thompson is the Chief Financial Officer of Belvedere Trust. He has held this position since the formation of Belvedere Trust. Includes 50,000 shares subject to stock options.

(14)	Mr. Siegel is our Senior Vice President - Finance. He has held this position since January 2005. Includes 5,000 shares subject to stock options.

(15)	Mr. Robert Davis is one of our directors. He has held this position since May 2005.

*	Less than 1%

The information provided in the table above with respect to the selling stockholders has been obtained from each of the selling stockholders. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming the selling stockholders sell all of the shares offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by each selling stockholder after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which he provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling stockholders as a pledge, gift or other non-sale related transfer. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be made at prices on the New York Stock Exchange and under terms then prevailing or at prices related to the then current market price. Sales may also be made in negotiated transactions, including pursuant to one or more of the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus,

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers,

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, and

•	in privately negotiated transactions.

In connection with distributions of the shares or otherwise, the selling stockholders may:

•	in privately negotiated transactions.

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume,

•	sell the shares short and redeliver the shares to close out such short positions,

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell, or

•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

Some of the preceding actions may not be available to the selling stockholders to the extent they are our directors or executive officers.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

In effecting sales, broker-dealers or agents engaged by the selling stockholder may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholder, in amounts to be negotiated immediately prior to the sale. In offering the shares covered by this prospectus, the selling stockholder, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, the shares must be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth:

•	the number of shares being offered,

•	the terms of the offering, including the name of any underwriter, dealer or agent,

•	the purchase price paid by any underwriter,

•	any discount, commission and other underwriter compensation,

•	any discount, commission or concession allowed or reallowed or paid to any dealer, and

•	the proposed selling price to the public.

We intend to use reasonable commercial efforts to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to the Registration Statement or (2) such time as when the selling stockholders no longer hold any remaining shares covered by this prospectus.

EXPERTS

The financial statements for the years ended December 31, 2003 and 2004 incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, Independent Registered Public Accounting Firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements for the year ended December 31, 2002, incorporated in this prospectus by reference to the Annual Report on Form 10-K have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the shares being offered by this prospectus will be passed upon for us by DLA Piper Rudnick Gray Cary US LLP.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents we filed with the SEC pursuant to Section 13 of the Exchange Act:

•	Our Annual Report on Form 10-K, filed on March 16, 2005.

•	Our Quarterly Reports on Form 10-Q filed on May 9, 2005 and August 9, 2005,

•	Current Reports on Form 8-K filed with the SEC on April 11, 2005, May 18, 2005, October 4, 2005, October 18, 2005, and October 28, 2005; and

•	The description of our common stock included in our registration statement on Form 8-A filed with the SEC on December 12, 1997, including any amendments or reports filed for the purpose of updating such description.

Also incorporated by reference into this prospectus are all documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the sale of all the shares covered by this prospectus. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements. Unless expressly incorporated into this registration statement, a report furnished to the SEC on Form 8-K under the Exchange Act shall not be incorporated by reference into this registration statement. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents are available from us without charge, excluding all exhibits not specifically incorporated by reference into this prospectus. You may request a copy of these documents by writing or telephoning us at the following address:

Investor Relations

Anworth Mortgage Asset Corporation

1299 Ocean Avenue, #250

Santa Monica, California

(310) 255-4493

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The SEC allows us to “incorporate by reference” information into this registration statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this registration statement, except for any information superseded by information in this registration statement.

The following documents filed by our company with the SEC are incorporated herein by reference:

(a)	Our Annual Report on Form 10-K, filed on March 16, 2005.

(b)	Our Quarterly Reports on Form 10-Q filed on May 9, 2005 and August 9, 2005,

(c)	Current Reports on Form 8-K filed with the SEC on April 11, 2005, May 18, 2005, October 4, 2005, October 18, 2005 and October 28, 2005; and

(d)	The description of our common stock included in our registration statement on Form 8-A filed with the SEC on December 12, 1997, including any amendments or reports filed for the purpose of updating such description.

All reports (other than portions of Current Reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise indicated therein) filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which de-registers all securities then remaining unsold shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement.

You may read and copy any reports, statements or other information we have filed at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Our filings are also available on the Internet at the SEC’s website at http://www.sec.gov.

Item 4. Description of Securities.

We are registering an aggregate of 3,500,000 shares of common stock issuable pursuant to the 2004 Plan.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

As permitted by the Maryland General Corporation Law, as amended, our charter obligates us to indemnify our present and former directors and officers and to pay or reimburse reasonable expenses for such individuals in advance of the final disposition of a proceeding to the maximum extent permitted from time to time by Maryland law. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to such proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Our bylaws implement the provisions relating to indemnification contained in our charter. Maryland law permits the charter of a Maryland corporation to include a provision limiting the liability of our directors and officers to our company and our stockholders for money damages, except to the extent that (i) the person actually received an improper benefit or profit in money, property or services, or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter contains a provision providing for elimination of the liability of our directors or officers to the company or our stockholders for money damages to the maximum extent permitted by Maryland law from time to time. We maintain officers’ and directors’ insurance for the benefit of our officers and directors.

Item 7. Exemption from Registration Claimed.

Not Applicable.

Item 8. Exhibits.

Exhibit Number	Exhibit
4.1	Instruments Defining the Rights of Stockholders. Reference is made to our Registration Statement No. 001-13709 on Form 8-A, together with the amendments and exhibits thereto, which is incorporated herein by reference pursuant to Item 3(d).
5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP
23.1	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)
23.2	Consent of BDO Seidman, LLP Independent Registered Public Accounting Firm
23.3	Consent of PricewaterhouseCoopers LLP, Independent Accountants
24.1	Power of Attorney (included in signature page)
99.1*	Anworth Mortgage Asset Corporation 2004 Equity Compensation Plan
99.2	Anworth Mortgage Asset Corporation Form of Stock Option Agreement
99.3	Anworth Mortgage Asset Corporation Form of Restricted Stock Agreement

*	Incorporated by reference from our Definitive Proxy Statement filed pursuant to Section 14(a) of the Exchange Act, as filed with the Securities and Exchange Commission on April 26, 2004

Item 9. Undertakings.

(a) We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

PROVIDED, HOWEVER, that undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by our company of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, our company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on November 7, 2005.

ANWORTH MORTGAGE ASSET CORPORATION

/s/ Lloyd McAdams
Chairman, Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lloyd McAdams and Thad M. Brown as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or of their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ Lloyd McAdams	Lloyd McAdams Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	November 7, 2005

/s/ Thad M. Brown	Thad M. Brown Chief Financial Officer, Treasurer and Secretary (Principal Accounting Officer)	November 7, 2005

/s/ Lee A. Ault, III	Lee A. Ault, III Director	November 7, 2005

/s/ Charles H. Black	Charles H. Black Director	November 7, 2005

/s/ Joe E. Davis	Joe E. Davis Director	November 7, 2005

/s/ Robert C. Davis	Robert C. Davis Director	November 7, 2005

/s/ Joseph E. McAdams	Joseph E. McAdams Director	November 7, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit
4.1	Instruments Defining the Rights of Stockholders. Reference is made to our Registration Statement No. 001-13709 on Form 8-A, together with the amendments and exhibits thereto, which is incorporated herein by reference pursuant to Item 3(d).

5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP

23.1	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)

23.2	Consent of BDO Seidman, LLP Independent Registered Public Accounting Firm

23.3	Consent of PricewaterhouseCoopers LLP, Independent Accountants

24.1	Power of Attorney (included in signature page)

99.1*	Anworth Mortgage Asset Corporation 2004 Equity Compensation Plan

99.2	Anworth Mortgage Asset Corporation Form of Stock Option Agreement

99.3	Anworth Mortgage Asset Corporation Form of Restricted Stock Agreement

*	Incorporated by reference from our Definitive Proxy Statement filed pursuant to Section 14(a) of the Exchange Act, as filed with the Securities and Exchange Commission on April 26, 2004